UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. _____)*


                 Brilliant Digital Entertainment Inc.
      ______________________________________________________
                        (Name of Issuer)

                    Common stock, $ .001 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         109502104
               ____________________________________
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










CUSIP No.109502104               13G         Page  2  of  9

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(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AWM Investment Company, Inc. ("AWM")
     11-2086452
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
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(3)  SEC USE ONLY

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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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 NUMBER OF     (5) SOLE VOTING POWER             125,000
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER        500,000
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER      None
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(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     500,000
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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IA
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CUSIP No.109502104              13G         Page  3   of   9

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(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
     ###-##-####
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER         125,000
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER       375,000
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER    500,000
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     500,000
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------











                                             Page 4 of 9 Pages

Item 1.
(a)  Name of Issuer:  Brilliant Digital Entertainment, Inc.
(b)  Address of Issuer's Principal Executive Offices:
     6355 Topanga Canyon Blvd., Ste 513, Woodland Hills,  CA
     91367
Item 2.
(a)-(c) Name of Person Filing; Address of Principal Business Office; and Place of Organization: This statement is filed on behalf of (i) AWM Investment Company, Inc., a Delaware corporation ("AWM") and (ii) Austin W. Marxe. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53 Street, New York, New York 10022. AWM Investment Company, Inc., a Delaware corporation primarily owned by Austin Marxe, serves as the sole general partner of MGP. MGP is a general partner of and investment adviser to the Special Situations Fund III, L.P. (the Fund). MGP is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. AWM is a registered investment advisor to, and general partner of, Special Situations Cayman Fund, L.P., a limited partnership formed under the laws of the Cayman Islands (the Cayman Fund). Austin W. Marxe is the principal limited partner of MGP and is the President and Chief Executive Officer of AWM. Mr. Marxe is also an associated person of MGP and is principally
                                   Page 5 of 9 Pages
responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of MGP and the Fund. 2(b) Title of Class of Securities: See cover sheets.
2(c) CUSIP Number:  See cover sheets.
Item 3.If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) ( )   Broker or Dealer registered under section 15 of the
          Act
(b) ( )   Bank as defined in section 3(a) (6) of the Act
(c) ( )   Insurance Company as defined in section 3(a) (19) of
          the Act
(d) ( ) Investment Company registered under section 8 of the Investment Company Act
(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g) ( )   Parent Holding Company, in accordance with $240.13d
          -1 (b) (ii) (G)
(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii)
          (H)
See Exhibit A attached hereto.
Item 4.   Ownership:
(a) Amount Beneficially Owned: 500,000 shares of common stock are beneficially owned by AWM and Austin Marxe; of which
                                   PAge 6 of 9 Pages
375,000 shares are owned by the fund and 125,000 shares are owned by the Cayman fund.
(b) Percent of Class: 5.3 percent of the common stock are beneficially owned by AWM and Austin Marxe.
(c) Number of Shares as to Which Such Person Has Rights to Vote and/or Dispose of Securities: AWM has the sole power to vote or direct the vote of securities reported hereby which are beneficially owned by AWM by virtue of it being the Investment Advisor to the Cayman Fund. Austin W. Marxe has the sole power to vote or to direct the vote of securities reported hereby which are beneficially owned by Austin Marxe by virtue of being the primary owner of and President and Chief Executive Officer of AWM. Austin Marxe has shared power to vote or to direct the vote of all securities owned by Austin Marxe by virtue of being an Individual General Partner of the Fund. AWM and Austin Marxe have the sole power to dispose or to direct the disposition of all shares reported hereby which are beneficially owned respectively by AWM and Austin Marxe.
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of
securities, check the following     .
Item 6.Ownership of More than Five Percent on Behalf of Another Person: The fund and the Cayman Fund, as owners of
                                   Page 7 of 9 Pages
the securities in question, have the right to receive any dividends from or proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent
Holding Company:  See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
 Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.  Certification:
               Each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.









                                   Page 8 of 9 Pages



                          SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 1998



                    AWM INVESTMENT COMPANY, INC.



                    By: /s/ Austin W. Marxe
                         Austin W. Marxe
                         President and Chief Executive Officer




                         /s/ Austin W. Marxe
                         AUSTIN W. MARXE
















                                        Page 9 of 9 Pages





                          EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. Austin W. Marxe is the principal owner and President of AWM. AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers Act of 1940, as amended. MGP is a general partner of and investment adviser to the Fund. AWM ia a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the general partner of, and investment adviser to, the Cayman Fund.